EXHIBIT 12.3

PACCAR and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS
(Millions of Dollars)

	Three Months Ended March 31		
	2004		2003
FIXED CHARGES			
Interest expense - PACCAR and Subsidiaries (1)	$ 32.3	$	36.7
Portion of rentals deemed interest	3.2		3.2
TOTAL FIXED CHARGES	$ 35.5	$	39.9
EARNINGS			
Income before taxes - PACCAR and Subsidiaries (2)	$ 278.6	$	172.3
Fixed charges	35.5		39.9
EARNINGS AS DEFINED	$ 314.1	$	212.2
RATIO OF EARNINGS TO FIXED CHARGES	8.85X		5.32X

(1) Exclusive of interest, if any, paid to PACCAR.

(2) Includes before-tax earnings of wholly-owned subsidiaries.